Exhibit 12

INGERSOLL-RAND COMPANY LIMITED

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings (loss) from continuing operations before income taxes	$(2,776.0)	$937.5	$857.6	$792.8	$557.4
Minority Interest	20.0	14.3	14.9	12.7	16.0
(Earnings) losses from equity method investees	(3.4)	(1.0)	—	(2.1)	(5.7)

Sub-total	(2,759.4)	950.8	872.5	803.4	567.7
Fixed charges	294.6	160.9	159.6	165.4	171.8
Dividend from equity method investees	13.2	—	—	4.4	—
Capitalized interest	(1.0)	(0.6)	(3.2)	(1.1)	(1.4)

Total earnings (loss)	$(2,452.6)	$1,111.1	$1,028.9	$972.1	$738.1

Fixed charges:
Interest expense	$245.4	$136.2	$133.6	$145.1	$152.1
Capitalized interest	1.0	0.6	3.2	1.1	1.4
Rentals (one-third of rentals)	48.3	24.1	22.8	19.2	18.3

Total fixed charges	$294.6	$160.9	$159.6	$165.4	$171.8

Ratio of earnings to fixed charges	—	6.9	6.4	5.9	4.3

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(2,747.1)